Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

July 1, 2011

Alicia Lam,  Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re: Premier Holding Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed June 10, 2011

       File No. 333-174049

Dear Ms. Lam:

The company is in receipt of your comment letter of June 3, 2011.  The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments.

Registration Statement Facing Page

1.

The Company is not proposing to offer the securities on a delayed or continuous basis, but over a set nine month period, currently scheduled to terminate on March 31, 2012.

Prospectus Cover Page

2.

The Company has not yet identified any broker/dealer to participate in the offering, and, thus cannot supply underwriting information in any detail.  Therefore, the Company has removed all references to possible broker/dealer participation in the offering.  The selling officer has been identified in the Underwriting section on page 25, and intends to comply with Section 15 of the Exchange Act by relying upon Rule 3a4-1.

3.

We have added expanded disclosure on the cover page and in a separate risk factor with regard to the effect of the lack of an escrow account.

4.

Our board of directors has exercised its discretion in determining the offering price per share and it is not based on any transactions with any potential investors.  That sentence is apparently part of a template and has been removed.

Business Summary, page 5

5.

We have revised our disclosures to clarify that we are in the development stage.

Use of Proceeds, page 13

6.

We have expanded the disclosure to state the approximate amount to be used for each purpose, and we have verified the order of priority of purposes and added a discussion as to what would happen if substantially less than the minimum proceeds were obtained.

Management’s Discussion and Analysis of Financial Condition, page 15

7.

We have expanded the discussion on page 14 to include all the information required by Item 303 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 30

8.

We have included Gruber & Company’s consent as an exhibit and have named them as an expert in the “Experts” section.

Financial Statements, page 28

9.

We have updated our financial statements to include the interim statements to March 31, 2011.

Signatures, page 44

10.

The filing has been revised to include dated signatures and the capacity of Mrs. Gregory throughout.

Form 10-K for fiscal year ended December 31, 2010

11.

We have amended our Form 10-K to include new certifications that include the omitted sections and have substituted the word “registrant” for “small business issuer.”

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide the written statement requested should we request acceleration of the effective date of the registration statement.

Sincerely yours,

/s/ Jack Gregory

JACK GREGORY

CEO

cc: Kenneth Eade